

RUBICON MINERALS CORPORATION

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 26, 2013

Dear shareholder:

You are receiving this notification as Rubicon Minerals Corporation ("**Rubicon**" or the "**Company**") has decided to use the notice and access model ("**Notice and Access**") provided for under recent amendments to National Instrument 54-101 for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Wednesday, June 26, 2013 (the "**Meeting**").

Under Notice and Access, instead of receiving printed copies of the Company's management information circular ("**Information Circular**"), Consolidated Financial Statements for the year ended December 31, 2012 and the Management's Discussion and Analysis for the year ended December 31, 2012 (collectively, the "**Meeting Materials**"), shareholders are receiving this notice with information on how they may access those Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting.

Rubicon has adopted this alternative means of delivery in order to further its commitment to environmental sustainability, as it will help to reduce paper use and will also reduce Rubicon's printing and mailing costs. This notice serves as notice of meeting under section 169 of the *Business Corporations Act* (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on **Wednesday, June 26, 2013** at **4:30 PM** (Eastern Time) at Toronto the Marriott Downtown Eaton Centre Hotel, (Trinity Ballroom 123), 525 Bay Street, Toronto, Ontario, for the following purposes:

(1) Financial Statements and Auditor's Report: to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2012, together with the report of the auditors thereon;

(2) Appointment of Auditor: to appoint PricewaterhouseCoopers LLP, as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

(3) Board Size Resolution: to set the number of directors at eight (8);

(4) Election of Directors: to elect directors of the Company for the ensuing year; and

(5) Other Matters: to transact such other business as may properly come before the Meeting or any adjournment thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under "*Particulars of Matters to be acted upon*" in the Information Circular.

RUBICON URGES SHAREHOLDERS TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card, which is included in the proxy and voting instruction forms) can be viewed online under Rubicon Minerals Corporation's profile at www.sedar.com (Canada) or at www.sec.gov (United States), or on the Company's website at www.rubiconminerals.com/2013-AGM.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at **no cost to them** up to one (1) year from the date the Information Circular was filed on SEDAR.

Shareholders may make their request **without charge** by e-mail: at legal@rubiconminerals.com or by calling toll free number 1-866-365-4706 in North America or +1-604-623-3333 (outside North America)

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five (5) business days (June 17, 2013) in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Voting Process

Registered Shareholders may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll free number indicated on the proxy form and follow the instructions. If you choose the telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided on the form of proxy. Complete your voting instructions and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail: Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of proxy. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is 4:30 PM (Eastern Time) on **Monday, June 24, 2013**, or no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Non-registered shareholders may vote by completing and submitting their voting instruction form as follows:

By telephone:	Call the toll free number indicated on the voting instruction form and follow the instructions. If you choose the telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.
On the internet:	Go to the website indicated on the voting instruction form and follow the instructions on the screen. If you return your voting instruction form via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided on the form of proxy. Complete your voting instructions and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.
By mail:	Complete the voting instruction form and return it in the envelope provided. If you return your voting instruction form by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the voting instruction form. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

If you received your voting instruction form from Computershare, the deadline for Computershare to receive duly completed and executed voting instruction form or instructions by telephone or over the internet is 4:30 PM (Eastern Time) on **Monday, June 24, 2013**, or no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

If you received your voting instruction form from anyone else, the deadline to submit a duly completed and executed voting instruction form or instructions by telephone or over the internet is 4:30 PM (Eastern Time) on **Friday, June 21, 2013**, or no later than seventy-two (72) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. **Please carefully read the voting instruction form to ensure you do not miss the appropriate deadline.**

Any Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:



North American Toll Free Number: 1-866-656-4117

Dated at Vancouver, British Columbia, this 13 day of May, 2013.

BY ORDER OF THE BOARD

"Michael A. Lalonde"

President and Chief Executive Officer
Rubicon Minerals Corporation
Suite #1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6
Phone: 604-623-3333
Fax: 604-623-3355
Website: www.rubiconminerals.com